UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 21, 2009

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:   A press release dated October 20, 2009 announcing that STMicroelectronics reported financial results for the 2009 third quarter and nine months ended September 26, 2009.

PR No.: C2610C

STMicroelectronics Reports 2009 Third Quarter
and Nine Month Financial Results

•     Revenues up 14% sequentially to $2,275 million
•     Inventory reduced by $150 million in third quarter, $541 million in nine months
•     Net operating cash flow* increased significantly to about $100 million

Geneva, October 20, 2009 - STMicroelectronics (NYSE: STM) reported financial results for the 2009 third quarter and nine months ended September 26, 2009.

President and CEO Carlo Bozotti commented, “The third quarter progressed well in line with our expectations, with strong sequential sales growth, a significant reduction in our inventory and continued improvement in operating cash flow.

“On a sequential basis, net revenues increased 14%, coming in at the high end of our outlook range. We are encouraged as growth restarted in America and Europe and continued to be strong in Asia Pacific and Greater China. As anticipated, all market segments contributed to the sequential revenue growth, with the computer and automotive markets growing the fastest.

“We improved our net financial position* to $266 million net cash, thanks to our significant increase in net operating cash flow, reflecting the major strides we have made in executing and advancing our lighter asset and inventory-management strategies.

“Inventory declined by $150 million in the third quarter and turns increased to 4.8. While having completed this phase of our inventory-adjustments affecting fab loading, we will continue to focus on accelerated inventory turns.

“In summary, our efforts to navigate the industry downturn and protect our cash position were successful and we are well positioned to take advantage of the market recovery.”

Third Quarter Review

ST’s net revenues for the third quarter of 2009 total $2,275 million and include sales recorded by ST-Ericsson as consolidated by ST. Net revenues increased 14% sequentially, reflecting an increase in demand across all of ST’s served market segments, as well as in all regions, with particular strength in Asia Pacific and Greater China. Sequential revenues growth has restarted in America and Europe, reflecting improved market conditions. Net revenues declined in comparison to the year-ago quarter in all market segments and in all regions except Asia Pacific, due to weaker business conditions.

(*) Net operating cash flow and net financial position are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and for reconciliation to U.S. GAAP.

Net Revenues By Market Segment / Channel (a) (In %)	Q3 2009	Q2 2009	Q3 2008
Market Segment / Channel:
Automotive	12%	12%	13%
Computer	13%	13%	12%
Consumer	11%	11%	13%
Industrial & Other	7%	8%	9%
Telecom	41%	41%	37%
Total OEM	84%	85%	84%
Distribution	16%	15%	16%
(a) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

On a sequential basis, all market segments posted growth, with Computer increasing by 21%, Automotive by 18%, Telecom by 14%, Consumer by 11% and Industrial by 9%. Distribution increased  20%, reflecting the better alignment of the Company’s inventory to current demand levels and improving market conditions. In comparison to the year-ago quarter, all market segments decreased with Industrial down by 35%, Consumer by 28%, Automotive by 19%, Telecom by 8% and Computer down by 5%. Distribution decreased 19% in comparison to the year-ago period reflecting a destocking of this channel and weaker industry conditions.

Gross margin in the third quarter of 2009 was 31.3%, significantly higher than the 26.1% reported in the second quarter of 2009, due to improved volumes and increased fab loading, as well as cost reduction measures. The gross margin in the third quarter was still penalized by the continued underloading of ST’s wafer fabs with consequent unused capacity charges and manufacturing inefficiencies. Furthermore, as strong revenue growth continued in Greater China, the mix of products negatively impacted the third quarter gross margin. In comparison to the year-ago period, the significant decline in gross margin was due to lower volumes and related charges for unused capacity, manufacturing inefficiencies, as well as declining prices that more than offset the positive effects from currency and the consolidation of the wireless businesses.

In the 2009 third quarter, combined SG&A and R&D expenses were $885 million, compared to $896 million in the prior quarter and $899 million in the year-ago quarter, which did not include the activities related to Ericsson Mobile Platforms. As anticipated, combined SG&A and R&D expenses in the third quarter declined due to seasonality and ongoing cost-reduction programs, but were partially offset by a negative currency impact in the third quarter.

In the third quarter, ST continued certain ongoing restructuring activities and headcount-reduction programs to streamline its cost structure. The Company confirmed that the ongoing $1 billion savings and productivity plan, encompassing manufacturing, the rationalization of sites and capturing synergies in wireless, is on track for completion in mid-2010. The $250 million cost-synergies program defined by ST-NXP Wireless was substantially completed at the end of the quarter while the $230 million restructuring plan, announced by ST-Ericsson on April 29, 2009 and currently in progress, had a limited benefit to the third quarter results.

Related to the Company’s cost-realignment initiatives, ST posted third quarter restructuring and impairment charges of $53 million, of which $17 million are related to ST-Ericsson, compared to $86 million and $22 million in the prior quarter and year-ago period, respectively.

Revenue and Operating Results by Product Segment

The following table provides a breakdown of revenues and operating results by product segment. Given the unusually high amount of unused capacity charges in the third and second quarters of 2009, the charges are reflected in the segment “Others” in the respective quarters.

Operating Segment (In Million US$ & %)	Q3 2009 Net Revenues	Q3 2009 Operating Income (Loss)	Q2 2009 Net Revenues	Q2 2009 Operating Income (Loss)	Q3 2008 Net Revenues	Q3 2008 Operating Income (Loss)
ACCI	852	(36)	722	(77)	1,085	58
IMS	694	27	595	(16)	901	154
Wireless (a)	704	(75)	650	(126)	696	22
Others (b)(c)	25	(112)	26	(209)	14	(179)
TOTAL	2,275	(196)	1,993	(428)	2,696	55

ACCI’s (Automotive/Consumer/Computer/Communication Infrastructure Product Groups) third quarter net revenues increased 18% sequentially to $852 million, reflecting strong growth in the Computer and Automotive markets as industry conditions are starting to improve. ACCI’s third quarter operating loss was $36 million, compared to a loss of $77 million in the prior quarter and income of $58 million in the year-ago quarter.

IMS’ (Industrial and Multisegment Product Sector) third quarter net revenues increased 17% to $694 million on a sequential basis reflecting improved market conditions and solid growth in the multi-segment market and distribution. Due to the increase in sales, IMS returned to an operating income of $27 million in the third quarter, compared to an operating loss of $16 million in the prior quarter; IMS reported operating income of $154 million in the year-ago quarter.

Wireless net revenues in the third quarter increased 8% sequentially to $704 million. Net sales were better than normal seasonal patterns with solid performance in Asia. Wireless operating loss in the third quarter was $75 million, compared to an operating loss of $126 million in the prior quarter. Wireless operating results in the third quarter of 2009 exclude $17 million in restructuring charges related to ST-Ericsson, as consolidated by ST.

In the third quarter of 2009, ST booked $48 million of income, reflecting the net loss attributable to noncontrolling interest, mainly related to the ST-Ericsson joint venture. This amount is posted below operating results in ST’s Consolidated Income Statement and reflects Ericsson’s 50% share in the joint venture’s loss, as consolidated by ST.

For additional information on ST-Ericsson, see www.stericsson.com

In the third quarter of 2009, ST’s loss on equity investments was $42 million including a charge of $33 million that represents ST’s proportional share of the loss reported by Numonyx in its second quarter of 2009. As of September 26, 2009, Numonyx held approximately $530 million in cash on its balance sheet.

Income tax expense in the third quarter was $15 million, largely reflecting valuation allowances taken on loss carryforwards in certain jurisdictions.

(a) As of February 3, 2009, “Wireless” includes the portion of sales and operating results of the ST-Ericsson joint venture as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group.“Others” includes $47 million and $123 million of unused capacity charges in the 2009 third and second quarters, respectively, and $53 million, $86 million and $22 million of impairment and restructuring charges in the 2009 third and second quarters and year-ago period, respectively.

For the 2009 third quarter ST’s net loss narrowed to $201 million, or $-0.23 per share, compared to a net loss of $318 million and $289 million in the prior quarter and year-ago period, respectively. On an adjusted basis, ST reported a third quarter net loss excluding impairment and restructuring charges attributable to parent Company’s shareholders of $153 million, or $-0.17 per share*.

For the 2009 third quarter, the effective average exchange rate for the Company was approximately $1.38 to €1.00 compared to $1.34 to €1.00 for the 2009 second quarter and $1.54 to €1.00 for the 2008 third quarter.

Cash Flow and Balance Sheet Highlights

Net operating cash flow*, excluding M&A transactions, was $100 million for the third quarter of 2009 compared to $45 million in the prior quarter and $140 million in the year-ago quarter.

Capital expenditures were $98 million during the third quarter of 2009, compared to $74 million in the prior quarter and $247 million in the year-ago quarter. Year-to-date, capital expenditures totaled $261 million, compared to $777 million for the 2008 respective period.

Inventory was $1.30 billion at quarter end, down from $1.45 billion at June 28, 2009 and $1.84 billion at December 31, 2008. The decrease in the inventory was attributable to continued low fab loadings and an increase in sales. Inventory turns in the third quarter improved to 4.8 turns compared to 4.1 turns sequentially and 4.0 turns in the year-ago quarter.

At September 26, 2009, ST’s cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash equaled $2.95 billion. Excluding cash and cash equivalents and marketable securities of $210 million related to ST-Ericsson, a $250 million restricted cash deposit as collateral for the Hynix-Numonyx loan and $170 million of non-current securities the Company’s liquidity totals $2.32 billion. Total debt was $2.70 billion. ST’s net financial position* was net cash of $266 million compared to a net debt position of $545 million as of December 31, 2008. Total equity was $8.57 billion, including noncontrolling interest of $1.27 billion.

With respect to the previously disclosed portfolio of unauthorized asset-backed securities, the Company continues to pursue the collection of the related award from the Financial Industry Regulatory Authority ordering Credit Suisse LLC (USA) to pay ST an amount of approximately $406 million plus interest. To collect, the Company is seeking an enforcement order from the Federal Court in the Southern District of New York.

Mr. Bozotti said, “While the economic environment has started to recover, we continue to maintain a strong focus on improving our cash generation. After returning to positive cash flow in the second quarter we have increased significantly our third quarter net operating cash flow to about $100 million, which represents over 4 percent of sales in the third quarter.”

First Nine-Months 2009 Results

Net revenues, as reported, for the first nine months of 2009 were $5,927 million compared to the year-ago period of $7,566 million. Net revenues decreased significantly due to the difficult economic environment experienced by the semiconductor industry and the deconsolidation of ST’s flash memories business that more than offset the net impact of M&A transactions.

Gross margin was 28.2% of net revenues, compared to 36.2% of net revenues for the 2008 first nine months, reflecting significantly lower volumes and operating inefficiencies due to weak industry conditions and despite the positive effect of M&A transactions, currency and mix. Year-to-date, the Company registered unused capacity charges of $309 million, representing an estimated negative impact to gross margin of 5 percentage points.

(*)Adjusted earnings per share, net operating cash flow and net financial position are non-U.S. GAAP measures. For additional information please refer to Attachment A.

Combined SG&A and R&D expenses in the first nine months of 2009 were $2,619 million compared to $2,463 million in the year-ago period, reflecting the expansion of the Company’s activities, including primarily the integration of the former NXP Wireless and Ericsson Mobile Platforms businesses net of the cost-restructuring programs and favorable currency impact.

Net loss, as reported, was $1,061 million in the first nine months of 2009, or $-1.21 per share, compared to a net loss of $421 million, or $-0.47 per share in the year-ago period. On an adjusted basis, ST reported in the first nine months of 2009 a net loss excluding impairment, restructuring and Other-Than-Temporary-Impairment (OTTI) charges of $663 million, or $-0.76 per share*.

On a year-over-year basis, the effective average exchange rate for the Company was approximately $1.35 to €1.00 for the first nine months of 2009, compared to $1.52 to €1.00 for the respective 2008 period.

First Nine Months 2009 Revenue and Operating Results by Product Segment

In Million US$ & %	First Nine Months 2009		First Nine Months 2008
Product Segment	Net Revenues	Operating Income (Loss)	Net Revenues	Operating Income (Loss)
ACCI	2,201	(148)	3,231	118
IMS	1,787	22	2,538	381
Wireless	1,873	(307)	1,454	12
FMG (Flash Memories Group)	NA	NA	299	16
Others	66	(583)	44	(586)
TOTAL	5,927	(1,016)	7,566	(59)

Business Outlook

Mr. Bozotti stated, “Looking to the fourth quarter, we see a stronger than seasonal revenue growth pattern evolving for ST. Based on current booking activity and visibility, we expect to register a sequential net revenue growth between about 5% and 12%. We are responding to the improving market conditions by accelerating our product introductions, such as innovative microcontrollers, automotive products, and MEMS gyroscopes and accelerometers.

“We also expect a further significant sequential improvement in our gross margin to about 36.5%, plus or minus 1.5 percentage points. Though still not optimal, we anticipate fab utilization to be substantially normalized and we see the continued capture of operating efficiencies and an enhanced product mix contributing to this improvement, despite an unfavorable currency environment.

“We are confident the industry recovery is gaining momentum and that the worst of the economic crisis is behind us. However, we will continue to focus on our cost structure and developing and delivering innovative new products. We are encouraged by the progress we are making and expect to increase our competitiveness going forward, as a result.”

(*)Adjusted earnings per share is a non-U.S. GAAP measure. For additional information please refer to Attachment A.

This outlook is based on an assumed effective currency exchange rate of approximately $1.43 = €1.00 for the 2009 fourth quarter, which reflects an assumed exchange rate of $1.49 = €1.00 combined with the impact of existing hedging contracts averaging a hedged rate of about $1.38 = €1.00.

Recent Corporate Developments

On September 22, ST announced the appointment of Paul Grimme as Corporate Vice President and General Manager of the Automotive Product Group (APG), reporting to Chief Executive Officer Carlo Bozotti. Grimme’s appointment comes several months after joining STMicroelectronics as Deputy General Manager of APG to succeed Ugo Carena.

Q3 2009 Products, Technology and Design Wins

Automotive, Consumer, Computer and Communication Infrastructure (ACCI)

Product Highlights

•
In automotive electronics, ST and Magneti Marelli, part of Fiat Group, signed a memorandum of understanding that lays the foundations for an agreement to develop power electronics for energy-conversion systems for hybrid and electric vehicles. The future development is to be based on the existing collaboration between the two companies for KERS (Kinetic Energy Recovery System), used in Formula 1 motor racing.

•
ST received an Automotive Supplier of the Year 2008 Award from Continental, one of the world’s leading car-equipment makers. ST was chosen for its excellent supplier performance in all key aspects, including technology, cost competitiveness and logistics, across a broad range of product categories.

•
ST gained design wins for next-generation motor-driver ICs from leading tier-one automotive OEMs, for applications including an engine-control system, an innovative shift-by-wire system and a next-generation electronic control unit for power steering.

•
ST’s latest smart driver IC for diesel glow plugs gained three key design wins from leading global car makers via two of the Company’s major automotive OEM customers in Europe and Japan. Additionally, ST’s strong position in door modules was confirmed with design wins from four tier-one OEMs in Europe and another in Japan.

•
In automotive infotainment, ST gained an important design win for an audio amplifier IC for use by a leading car maker in Europe to be implemented in ‘stop-start’ cars, which are designed for fuel-emission reduction. ST also gained an important design win for its digital car-radio receiver kit from a major car infotainment maker in Japan.

•
In automotive GPS applications, ST gained two design wins for its GPS solutions used in tier-one telematic box suppliers for vehicles sold in Brazil from early 2010. The telematic box is a key enabler for Brazil’s anti-theft program. ST also introduced Cartesio+, an application processor with embedded GPS, for next-generation in-car and portable navigation systems.

•
In digital consumer, ST gained design wins in multiple markets for set-top box (STB) platforms, including several top-tier telecom and cable operators in Europe for their deployment of high-definition TV (HDTV)  STBs; and the supply of HDTV DVB-S2 decoders for ‘Free-to-Air’ satellite STBs in Germany.

•
ST also continued its penetration of markets worldwide for MPEG-2 decoder platforms with design wins and production ramp up in China, Africa, Mexico and South America, in addition to the digital terrestrial TV market in Europe. ST also continued to penetrate the Indian market with two design wins for standard-definition MPEG-4 ICs.

•
ST introduced a single-chip DVB-T silicon tuner which addresses the growing global demand for digital STBs and integrated digital TVs, as countries worldwide switch from analog to digital TV broadcasting.

•
ST completed a demonstrator platform based on the proposed HbbTV (Hybrid Broadcast and Broadband TV) European standard for next-generation STBs capable of receiving interactive digital television services via broadcast or broadband Internet connections. ST’s also developed a demo for its low-power initiative, which showed how an operator can maximize power savings in STBs with an industry-leading standby power consumption of less than one Watt, and a return to full normal operation from standby in less than six seconds.

•
In display technology, ST expanded its market share for DisplayPort-based monitor applications with three new design wins for its highly integrated premium LCD scalers and three design wins for its DisplayPort converter products. ST also demonstrated its ‘SmartISP’ technology, which updates monitor firmware over digital display interfaces such as DisplayPort, up to five times faster than traditional In-System Programming methods, and helps customers reduce the cost and complexity of upgrading software during production or in the field.

•
In consumer audio, ST introduced a new 50W+50W stereo class-D amplifier IC, which uses ST’s proprietary BCD technology to deliver high power output with audiophile sound quality for slim-line TVs and home audio equipment. The chip has already been selected by several original-design companies in China for integration by two leading consumer equipment makers in Japan in micro home-audio systems and docking applications.

•
In computer peripherals, ST gained design wins from two leading hard-disk-drive manufacturers for next-generation motor-controller IC, manufactured in ST’s BCD technology, for enterprise-computing applications.

•
In healthcare, ST’s partner, Veredus, launched VereFlu™, the first commercial product based on ST’s lab-on-chip In-Check platform. Already being validated by several research institutes and hospitals in Asia, VereFlu is a DNA test that detects multiple influenza pathogens, including the H1N1 virus.

Industrial and Multisegment (IMS) Product Highlights

•
In industrial markets, Siemens named ST as one of its three best suppliers worldwide for 2009. The Company was honored by Siemens as its most innovative supplier, due to ST’s technology leadership in semiconductors and its close relationship with Siemens for the development of components for industrial automation.

•
In mobile payment applications, ST signed an agreement with Stollmann, a leading supplier of communication-protocol software, to offer turnkey NFC (Near Field Communications) interface solutions, including all the necessary hardware and software, to leading manufacturers of handsets and mobile consumer devices

•	In microcontrollers, ST introduced the STM8L product family combining its high-performance 8-bit architecture with its ultra-low-power innovations to save power in active modes as well as when idle.

•
ST also extended its leading-edge 32-bit STM32 MCU portfolio by introducing the STM32W family, which features an integrated IEEE 802.15.4 2.4GHz radio supporting multiple communications protocols including ZigBee, to deliver a System-on-Chip platform supporting embedded wireless sensor-network design.

•
In MEMS (Micro Electro-Mechanical Systems), ST gained an important design-in for its leading-edge gyroscopes with a top-tier game console maker, design wins for its motion-sensing accelerometers in TV and STB remote controls, and also for a tablet PC application. Also in MEMS, ST introduced the MotionBee™ platform, which combines accelerometer-based motion sensing with ZigBee wireless technology in a single ultra-compact module. MotionBee enables the cost-effective building of wireless sensor networks for remote motion recognition and tracking applications.

•
In power conversion ICs, an ultra-high-efficiency power-management IC from ST was chosen by a major Taiwanese company as a companion chip for the integrated-graphics processing in notebook PCs. ST also gained a design win for a motor-driver IC in a professional autofocus-lens module from a major Korean manufacturer of digital still cameras.

•
Also in power applications, ST gained several design wins for power MOSFETs in computing, automotive and industrial applications, and for IGBTs and power bipolar transistors in several different industrial power applications. Additionally, ST achieved a key design win for its power management ICs in active-matrix organic-LED display applications from a leading manufacturer in Korea.

•
In AC switching products, ST extended its range of full-specification 150°C high-junction-temperature TRIACs, with a new ‘sensitive’ series aimed at kitchen appliances that require hot operating conditions while being driven by small power supplies, such as coffee makers and food blenders.

•
In advanced radio-frequency (RF) passive IC technology, ST is winning orders from world-class consumer makers of portable multimedia devices for its ultra-miniature RF IPDs (Integrated Passive Devices). In addition to IPD technology’s ability to deliver savings in board space of more than 70%, designers can also benefit from optimal power matching and limited insertion loss, avoiding the performance variations offered by the individual discrete components that are often used in consumer products. ST also provides IPD software kits providing reliable simulation up to 20GHz.

•
In advanced analog, ST introduced an over-voltage protection IC for use in battery-powered rechargeable portable devices. The chip offers a choice of four threshold voltages and meets several international standards in the drive towards universal power chargers. Also, ST gained design wins for temperature sensors for e-book applications, and switching ICs in notebooks from world-leading computer maker and in mobile phones from a leading maker in Korea.

•
In analog linear and interfaces ICs, ST gained multiple design wins across all sectors, including several for op amps in applications from smart phones to motor control. ST also introduced a battery-condition monitoring IC for portable consumer products, enabling increased accuracy for ‘fuel-gauge’ style indicators. This chip also gained an important design win from a world-leading consumer brand in Japan.

ST-Ericsson Highlights

•	During the quarter, an additional top tier manufacturer has selected ST-Ericsson’s U8500 platform for its smartphone development.

•	In September, ST-Ericsson and Dell signed a strategic relationship agreement to bring high-speed mobility to the Chinese computing market. The recently launched Dell Inspiron

Mini 10 Netbook is based on ST-Ericsson’s TD-HSPA platform, T7210. As part of the agreement, Dell and ST-Ericsson will extend their cooperation to other devices based on the next-generation TD-SCDMA platform solutions from ST-Ericsson.

•
The company also extended its cooperation with Hojy Wireless. It has selected ST-Ericsson’s dual-mode TD-HSPA/EDGE flexible modem, M6718, for the next generation of high-speed mobile broadband for the Chinese market.

•
In September, ST-Ericsson announced the world’s smallest solution for connectivity on mobile handsets: the CG2900, the world’s first 45nm single-chip solution for Bluetooth, FM and GPS. ST-Ericsson also introduced a new highly integrated ultra-low power Wireless LAN device, the CW1100.

•	The company also continued to drive innovation in the TD (time division) market by delivering the industry’s first TD-HSPA modem chip samples in 65nm.

All of STMicroelectronics’ press releases are available at www.st.com/stonline/press/news/latest.htm. All of ST-Ericsson’s press releases are available at www.stericsson.com/press/press_releases.jsp.

MotionBee is a trademark of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including adjusted operating income (loss), adjusted net earnings (loss), adjusted net earnings (loss) per share, net operating cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
Effect of the current economic conditions impacting on demand in the key application markets and from key customers served by our products, and changes in customer order patterns, including order cancellations, all of which generate uncertainties and make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs, as well as the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual-property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•	our ability to successfully integrate the acquisitions we pursue, in particular the successful integration and operation of ST-Ericsson in the current difficult economic environment;

•
we hold significant non-marketable equity investments in Numonyx, our joint venture in the flash-memory market segment, and in ST-Ericsson, our joint venture in the wireless segment. Additionally, we are a guarantor for certain Numonyx debts. Therefore, declines in these market segments could result in significant impairment charges, restructuring charges and gains/losses on equity investments;

•
our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars, especially in light of the recent weakening of the U.S. dollar and volatility in the foreign exchange markets;

•	our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability, in an intensively competitive environment, to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the ability to maintain solid, viable relationships with our suppliers and customers in the event they are unable to maintain a competitive market presence due, in particular, to the effects of the current economic environment;

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics (including the potential impact of swine flu on our operations or those of our customers) or earthquakes in the countries in which we, our key customers or our suppliers, operate; and

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the SEC on May 13, 2009. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information
The management of STMicroelectronics will conduct a conference call and webcast on October 21, 2009 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss its operating performance for the third quarter of 2009.

The conference call and webcast will be available via the Internet by accessing: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast and conference call will be available until October 30, 2009.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

Attachment A

STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

Readers are cautioned that the supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Adjusted operating income (loss) is used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted operating income (loss) excludes impairment, restructuring charges and other related closure costs, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges) and related tax effects.

Adjusted net earnings and earnings per share are used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted earnings exclude impairment, restructuring charges and other related closure costs attributable to parent Company’s shareholders, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges), other-than-temporary impairment (OTTI) charges on financial assets, and impairment related to equity investments, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profitability from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q3 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	713	(196)	(201)	(0.23)
Impairment & Restructuring		53	45
Estimated Income Tax Effect			3
Non-U.S GAAP	713	(143)	(153)	(0.17)

Q2 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	520	(428)	(318)	(0.36)
Impairment & Restructuring		86	74
Other-Than-Temporary-Impairment			13
Estimated Income Tax Effect			(12)
Non-U.S GAAP	520	(342)	(243)	(0.28)

Q3 2008 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	959	55	(289)	(0.32)
NXP Wireless Inventory Step-Up	57	57	57
NXP Wireless In-Process R&DT		76	76
Impairment & Restructuring		22	22
Other-Than-Temporary-Impairment			14
Numonyx Impairment			300
Estimated Income Tax Effect			(46)
Non-U.S GAAP	1,016	210	134	0.15
(more)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, the current portion of long-term debt and long-term debt, all as represented in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	September 26, 2009	June 27, 2009	December 31, 2008
Cash and cash equivalents, net of bank overdrafts	1,576	1,685	989
Marketable securities, current	955	759	651
Restricted cash	250	250	250
Marketable securities, non-current	170	170	242
Total financial resources	2,951	2,864	2,132
Current portion of long-term debt	(230)	(174)	(123)
Long-term debt	(2,455)	(2,485)	(2,554)
Total financial debt	(2,685)	(2,659)	(2,677)
Net financial position	266	205	(545)

Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies.

Net Operating Cash Flow (in US$ millions)	Q3 2009	Q2 2009	Q3 2008
Net cash from (used in) operating activities	225	156	414
Net cash from (used in) investing activities	(311)	111	(1,664)
Payment for purchases of / proceeds from sale of marketable securities, short-term deposits and restricted cash, net	181	(251)	(127)
Net operating cash flow	95	16	(1,377)
Net operating cash flow (ex M&A)	100	45	140

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 26,	September 27,
	2009	2008

Net sales	2,269	2,687
Other revenues	6	9
NET REVENUES	2,275	2,696
Cost of sales	(1,562)	(1,737)
GROSS PROFIT	713	959
Selling, general and administrative	(290)	(297)
Research and development	(595)	(602)
Other income and expenses, net	29	17
Impairment, restructuring charges and other related closure costs	(53)	(22)
Total Operating Expenses	(909)	(904)
OPERATING INCOME (LOSS)	(196)	55
Oher-than-temporary impairment charge on financial assets	-	(14)
Interest income, net	4	8
Loss on equity investments	(42)	(344)
LOSS BEFORE INCOME TAXES	(234)	(295)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(15)	15
LOSS BEFORE NONCONTROLLING INTEREST	(249)	(280)
Net loss (income) attributable to noncontrolling interest	48	(9)
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(201)	(289)

LOSS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.23)	(0.32)
LOSS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.23)	(0.32)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	878.3	890.3
LOSS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 26,	September 27,
	2009	2008

Net sales	5,895	7,528
Other revenues	32	38
NET REVENUES	5,927	7,566
Cost of sales	(4,257)	(4,828)
GROSS PROFIT	1,670	2,738
Selling, general and administrative	(856)	(882)
Research and development	(1,763)	(1,581)
Other income and expenses, net	127	56
Impairment, restructuring charges and other related closure costs	(194)	(390)
Total Operating Expenses	(2,686)	(2,797)
OPERATING LOSS	(1,016)	(59)
Oher-than-temporary impairment charge on financial assets	(72)	(82)
Interest income, net	6	48
Loss on equity investments	(324)	(350)
Loss on sale of financial assets	(8)	-
LOSS BEFORE INCOME TAXES	(1,414)	(443)
AND NONCONTROLLING INTEREST
Income tax benefit	142	34
LOSS BEFORE NONCONTROLLING INTEREST	(1,272)	(409)
Net loss (income) attributable to noncontrolling interest	211	(12)
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(1,061)	(421)

LOSS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(1.21)	(0.47)
LOSS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(1.21)	(0.47)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	876.4	896.8
LOSS PER SHARE

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	September 26,	June 27,	December 31,
In million of U.S. dollars	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,576	1,685	1,009
Marketable securities	955	759	651
Trade accounts receivable, net	1,422	1,228	1,064
Inventories, net	1,299	1,449	1,840
Deferred tax assets	252	298	252
Assets held for sale	33	32	0
Other receivables and assets	1,054	1,051	685
Total current assets	6,591	6,502	5,501

Goodwill	1,082	1,108	958
Other intangible assets, net	851	878	863
Property, plant and equipment, net	4,177	4,247	4,739
Long-term deferred tax assets	360	339	373
Equity investments	286	328	510
Restricted cash	250	250	250
Non-current marketable securities	170	170	242
Other investments and other non-current assets	435	388	477
	7,611	7,708	8,412
Total assets	14,202	14,210	13,913

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	0	0	20
Current portion of long-term debt	230	174	123
Trade accounts payable	954	873	847
Other payables and accrued liabilities	1,058	1,014	996
Dividends payable to shareholders	53	79	79
Deferred tax liabilities	8	51	28
Accrued income tax	136	131	125
Total current liabilities	2,439	2,322	2,218

Long-term debt	2,455	2,485	2,554
Reserve for pension and termination indemnities	340	336	332
Long-term deferred tax liabilities	23	24	27
Other non-current liabilities	375	377	350
	3,193	3,222	3,263
Total liabilities	5,632	5,544	5,481
Commitment and contingencies
Equity
Parent company shareholders’equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,319,305 shares issued, 878,313,997 shares outstanding)
Capital surplus	2,470	2,464	2,324
Accumulated result	2,793	2,995	4,064
Accumulated other comprehensive income	1,255	1,108	1,094
Treasury stock	(377)	(378)	(482)
Total parent company shareholders’equity	7,297	7,345	8,156
Noncontrolling interest	1,273	1,321	276
Total equity	8,570	8,666	8,432
Total liabilities and equity	14,202	14,210	13,913

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2009	Q2 2009	Q3 2008

Net Cash from operating activities	225	156	414
Net Cash from (used in) investing activities	(311)	111	(1,664)
Net Cash from (used in) financing activities	(36)	(71)	10
Net Cash increase (decrease)	(109)	205	(1,268)

Selected Cash Flow Data (in US$ millions)	Q3 2009	Q2 2009	Q3 2008

Depreciation & amortization	342	335	343
Payment for Capital expenditures	(98)	(74)	(247)
Dividends paid	(26)	(34)	(80)
Change in inventory, net	174	245	46

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 21, 2009	By:	/s/ CARLO FERRO

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer